UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing AGM Statement

Pearson PLC

Results of Annual General Meeting 2010

Pearson plc held its annual general meeting for shareholders at 12 noon today.  All resolutions set out in the Company's Notice of Annual General Meeting dated 25 March 2010 (with the exception of resolution 12, which was withdrawn) were proposed and approved on a poll.

Full details of the resolutions passed as special business, together with copies of the Articles of Association, have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The total number of votes received for each resolution is set out below.  The Company' issued share capital on 30 April 2010 was 811,561,193 ordinary shares of 25p each.
The proportion of the Company's issued share capital represented by those votes cast is approximately 68%.

Resolution No. as noted on the proxy form)	Shares For and Discretionary	Shares Against	Shares marked as Votes Withheld/ Abstentions
1. To receive the 2009 report and accounts	551,670,921	476,038	5,764,711
2. To declare a final dividend	557,627,415	13,457	271,634
3. To re-elect David Arculus	545,901,041	11,670,366	340,264
4. To re-elect Patrick Cescau	552,177,497	5,386,213	347,961
5. To re-elect Will Ethridge	549,440,719	6,430,035	2,040,917
6. To re-elect Rona Fairhead	539,194,935	16,691,747	2,024,988
7. To re-elect Robin Freestone	551,156,310	6,411,035	344,326
8. To re-elect Susan Fuhrman	554,678,261	2,882,277	351,134
9. To re-elect Ken Hydon	552,134,008	5,413,453	364,210
10. To re-elect John Makinson	549,445,482	6,433,279	2,031,535
11. To re-elect Glen Moreno	544,331,231	13,254,739	325,702
12. RESOLUTION WITHDRAWN
13. To re-elect Marjorie Scardino	536,115,799	19,799,731	1,996,936
14. To approve the report on directors' remuneration	523,391,065	28,141,487	6,342,119
15. To reappoint the auditors	538,515,688	8,061,111	11,297,871
16. To determine the remuneration of the auditors	547,933,078	7,279,046	2,662,546
17. To authorise the company to allot ordinary shares	528,477,575	19,852,728	9,421,041
18. To waive the pre-emption rights	552,346,110	2,835,344	2,728,842
19. To authorise the company to purchase its own shares	553,504,339	3,952,529	453,429
20. To adopt new Articles of Association	552,504,674	2,171,609	3,234,014
21. To approve the holding of general meetings on 14 clear days' notice	522,502,210	32,712,270	2,660,190
22. To approve a Share Incentive Plan	551,480,040	3,655,955	2,737,302

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   April 30, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary